UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SCIO DIAMOND TECHNOLOGY CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

808831101

(CUSIP Number of Class of Securities)

March 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808831101

SCHEDULE 13G
1.	Names of Reporting Persons. Edward S. Adams

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,890,000

	6.	Shared Voting Power 2,000,000

	7.	Sole Dispositive Power 2,890,000

	8.	Shared Dispositive Power 2,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,890,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.2%

12.	Type of Reporting Person IN

SCHEDULE 13G

Item 1.
(a)	Name of Issuer Scio Diamond Technology Corporation
(b)	Address of Issuer’s Principal Executive Offices 411 University Ridge, Suite D, Greenville, SC 29601

Item 2.
(a)	Name of Person Filing Edward S. Adams*

* In 2006, Mr. Adams co-founded Focus Capital Group, Inc. (“Focus Capital”), an investment banking firm, along with Michael R. Monahan, a non-executive director of Scio Diamond Technology Corporation (the “Company”). Mr. Adams currently serves as the chief executive officer and a senior managing director of Focus Capital, and Mr. Monahan currently serves as a senior managing director of Focus Capital. In addition, Mr. Adams co-founded the corporate law firm of Adams Monahan, LLP, along with Mr. Monahan. Mr. Adams specifically disclaims the formation of or membership in a group with Mr. Monahan for the purpose of acquiring, holding, voting or disposing of the common stock of the Company for purposes of beneficial reporting obligations under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended.

	(b)	Address of Principal Business Office or, if none, Residence Adams Monahan, LLP 60 South 6th Street Suite 2540 Minneapolis, MN 55402
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 808831101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is filed pursuant to Rule 13d-1(d). As such, the listed alternatives are not applicable.

Item 4.	Ownership
	(a)	Amount beneficially owned 4,890,000
	(b)	Percent of class 11.2%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 2,890,000
		(ii)	Shared power to vote or to direct to vote 2,000,000*
		(iii)	Sole power to dispose or to direct the disposition of 2,890,000
		(iv)	Shared power to dispose or to direct the disposition of 2,000,000*

* 2,000,000 shares are owned by Mr. Adams’ wife, for which Mr. Adams disclaims beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2012

/s/ Edward S. Adams
Edward S. Adams